                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
           Information to be Included in Statements Filed Pursuant to
                                Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                         WellPoint Health Networks Inc.
               -------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                        -------------------------------
                         (Title of Class of Securities)

                                    94973H108
                         ----------------------------
                                 (CUSIP Number)

                       The Missouri Foundation for Health
                               211 North Broadway
                            St. Louis, Missouri 63102
                          Attention: James R. Kimmey
                                 (314) 655-2708

                                    Copy to:
                       Blackwell Sanders Peper Martin LLP
                          720 Olive Street, 24th Floor
                               St. Louis, MO 63101
                            Attention: John R. Short
                                 (314) 345-6430
                       ---------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 31, 2002
                      -----------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check
the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                                                   SCHEDULE 13D

CUSIP No.   94973H108

------------------- -----------------------------------------------------------------------------------------------------------------
1.                  Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only)

                    The Missouri Foundation for Health:  43-1880952
------------------- -----------------------------------------------------------------------------------------------------------------
2.                  Check the Appropriate Box if a Member of a Group (See Instructions)                                     (a) |_|
                                                                                                                            (b) |_|

------------------- -----------------------------------------------------------------------------------------------------------------
3.                  SEC Use Only

------------------- -----------------------------------------------------------------------------------------------------------------
4.                  Source of Funds

                    Not applicable
------------------- -----------------------------------------------------------------------------------------------------------------
5.                  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                     |_|

------------------- -----------------------------------------------------------------------------------------------------------------
6.                  Citizenship or Place of Organization

                    Missouri
------------------- -----------------------------------------------------------------------------------------------------------------
                    7.                 Sole Voting Power
 Number Of Shares
   Beneficially                        3,610,619
  Owned By Each
 Reporting Person
       With
------------------- ------------------ ----------------------------------------------------------------------------------------------
                    8.                 Shared Voting Power

                                       Not applicable
------------------- ------------------ ----------------------------------------------------------------------------------------------
                    9.                 Sole Dispositive Power

                                       4,805,200
------------------- ------------------ ----------------------------------------------------------------------------------------------
                    10.                Shared Dispositive Power

                                       Not applicable
------------------- -----------------------------------------------------------------------------------------------------------------
11.                 Aggregate Amount Beneficially Owned by Each Reporting Person

                    4,805,200
------------------- -----------------------------------------------------------------------------------------------------------------
12.                 Check Box if The Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                    |_|

------------------- -----------------------------------------------------------------------------------------------------------------
13.                 Percent of Class Represented by Amount in Row (11)

                    6.7%
------------------- -----------------------------------------------------------------------------------------------------------------
14.                 Type of Reporting Person (See Instructions)

                    CO
------------------- -----------------------------------------------------------------------------------------------------------------

                                                   SCHEDULE 13D

         Item 1.  Security and Issuer.
         ----------------------------

         Common Stock, par value $.01 per share
         WellPoint Health Networks Inc.
         1 WellPoint Way
         Thousand Oaks, California 91362

         Item 2.  Identity and Background.
         --------------------------------

         (a) - (c):

                     Name:                              The Missouri Foundation for Health
                     State of Incorporation:            Missouri
                     Principal Business:                To serve the needs of the uninsured and
                                                        underinsured Missourians in RightCHOICE
                                                        Managed Care, Inc.'s service area
                     Address (principal business
                     And principal office):             211 North Broadway
                                                        St. Louis, Missouri 63102

         (d)       Criminal Proceedings:                Not Applicable

         (e)       Civil Proceedings:                   Not Applicable

         Item 3.  Source and Amount of Funds or Other Consideration.
         ----------------------------------------------------------

         The Missouri Foundation for Health (the "Foundation") received the shares of WellPoint Health Networks Inc., a Delaware corporation
         ("WellPoint"), reported hereunder pursuant to the merger of RightCHOICE
         Managed Care, Inc., a Delaware corporation ("RightCHOICE") into RWP
         Acquisition Corp., a wholly owned subsidiary of WellPoint (the
         "Merger"), pursuant to the terms and conditions of the merger agreement dated October 17, 2001 between WellPoint, RightCHOICE and RWP
         Acquisition Corp. Under the merger agreement, each share of common stock of RightCHOICE owned by the Foundation was converted into the right to receive either (1) $66.00 in cash, or (ii) 0.6161 of a share of WellPoint common stock, subject to the prorationing mechanism set forth in the merger agreement.

         As a result of the merger of RightCHOICE into RWP Acquisition Corp., a wholly owned subsidiary of WellPoint, the Foundation received 4,805,200 shares of WellPoint common stock, representing approximately 6.7% of the shares of WellPoint common stock.

         Item 4.  Purpose of Transaction.
         -------------------------------

         The shares of WellPoint common stock were acquired by the Foundation pursuant to the merger agreement. The information included in Item 3, above, is incorporated by reference in this Item 4.

                     (a) The Foundation is required to sell a portion of its
         shares of WellPoint common stock over time under the terms of the
         Voting Trust Agreement, dated as of January 31, 2002, by and among
         WellPoint, the Foundation and Wilmington Trust Company, as trustee (the
         "Voting Trust Agreement"). The Voting Trust Agreement is attached hereto as Exhibit 1. The Voting Trust Agreement is described in Item 6, below, and such description is incorporated herein by reference in this
         Item 4(a).

                     (b) - (j)  Not applicable.

         Item 5.  Interest in Securities of the Issuer.
         ----------------------------------------------

                     (a) 4,805,200 shares of WellPoint common stock, which is
         approximately 6.7% of the outstanding shares in this class.

                     (b) Items (7), (8), (9) and (10) on the attached cover page is incorporated herein by reference.

                     (c) The Foundation acquired all of the shares reported
         hereunder on January 31, 2002 in conjunction with the consummation of the Merger described in Item 3, above.

                     (d) Pursuant to the Voting Trust Agreement, any stock
         dividends paid on the shares of WellPoint common stock owned by the
         Foundation held in the voting trust created thereunder will be subject to the voting trust as if originally deposited in the voting trust. The
         WellPoint Voting Trust Agreement is attached hereto as Exhibit 1. The
         Voting Trust Agreement is described in Item 6, below, and such description is incorporated herein by reference in this Item 5(d).

                     (e)  Not applicable.

         Item 6. Contracts,  Arrangements,  Understandings or Relationships With
         -----------------------------------------------------------------------
         Respect to Securities of the Issuer.
         -----------------------------------

         WellPoint and the Foundation entered into two agreements in connection with the Merger - the Voting Trust Agreement and the Registration
         Rights Agreement (described below). These two agreements are described below and are attached as Exhibits to this Schedule.

         WellPoint's Restated Certificate of Incorporation and Bylaws also contain provisions that affect the Foundation's ownership of its shares of Wellpoint common stock. Portions of these documents are summarized below and are attached as Exhibits to this Schedule.

1.   Voting Trust Agreement.

     Pursuant to the Voting Trust Agreement, 1,194,581 of the 4,805,200 shares of WellPoint common stock that the Foundation received in the Merger were deposited into a voting trust. The Voting Trust Agreement is attached hereto as Exhibit 1, and the general description of the Voting Trust
     Agreement set forth below is qualified by reference to the text of the
     Voting Trust Agreement.

     Purpose

     The Blue Cross and Blue Shield Association (the "BCBSA") has previously granted to WellPoint licenses to use the Blue Cross and Blue Shield names and service marks. As a condition to WellPoint's continued use of such names and service marks after the Merger, the Foundation deposited a portion of its shares of WellPoint common stock in a voting trust and agreed to sell these shares within a prescribed time period.

     Deposit of Shares

     The Foundation has deposited into the voting trust 1,194,581 shares of the
     4,805,200 shares of WellPoint common stock that it received in the Merger.
     The terms of the voting trust significantly limit the Foundation's voting rights, and the trustee of the voting trust will vote those shares in the manner described below. In addition, the Foundation may dispose of those shares only in a manner that would not violate the ownership requirements contained in WellPoint's Restated Certificate of Incorporation and any
     other agreement to which the Foundation will be a party.

     Withdrawal of Shares

     As described below, the Foundation must sell a portion of its shares of
     WellPoint common stock within a prescribed period of time. In order to ensure that the Foundation is selling shares in a permitted manner, the
     Foundation may withdraw shares from the voting trust only in order to sell such shares and then only if:

     o    the shares are registered in the name of the purchaser before the
          Foundation withdraws them from the voting trust,

     o    the Foundation does not sell the shares to an affiliate of the
          Foundation,

     o    the Foundation does not sell the shares to a person or entity that already owns shares of WellPoint common stock in excess of the ownership limits contained in WellPoint's Restated Certificate of
          Incorporation,

     o    the sale would not result in a person or entity owning shares of
          WellPoint common stock in excess of the ownership limits contained in
          WellPoint's Restated Certificate of Incorporation, and

     o    the Voting Trust Agreement, the Registration Rights Agreement
          (described below) and WellPoint's Restated Certificate of
          Incorporation and Bylaws permit the sale.

     Voting of Shares Held in Voting Trust

     In general, the trustee of the voting trust will vote the shares of
     WellPoint common stock owned by the Foundation and held in the voting trust as directed by the directors of WellPoint, except that the Foundation will decide how to vote these shares on a merger or similar business combination proposal which would result in the then existing shareholders of WellPoint owning less than 50.1% of the resulting company.

     Specifically, the trustee of the voting trust will vote all of the
     Foundation's shares of WellPoint common stock held in the voting trust in the following manner:

     o    if the matter is the election of directors of WellPoint, the trustee will vote the shares in favor of each nominee whose nomination has been approved by (1) a majority of the members of the WellPoint board of directors who were not nominated at the initiative of the
          Foundation or a person or entity owning shares of WellPoint common stock in excess of the ownership limits contained in WellPoint's
          Restated Certificate of Incorporation, and (2) a majority of the entire WellPoint board of directors (collectively, an "Independent
          Board Majority").

     o    against the removal of any director of WellPoint unless an Independent
          Board Majority initiates or consents to the removal action;

     o    against any change to WellPoint's Restated Certificate of
          Incorporation or Bylaws unless an Independent Board Majority initiates or consents to the action; o as directed by the Foundation on any proposed business combination transaction that if consummated would result in the then existing WellPoint shareholders, including the
          Foundation, owning less than 50.1% of the outstanding voting securities of the resulting entity, and o on any other action, in accordance with the recommendation of the WellPoint board of directors.

     In addition, unless an Independent Board Majority initiates or consents to such action, neither the Foundation nor the trustee of the voting trust may:

     o    nominate any candidate to fill any vacancy on the WellPoint board of directors; o call any special meeting of WellPoint shareholders, or o take any action that would be inconsistent with the voting requirements contained in the Voting Trust Agreement.

     Standstill

     The Voting Trust Agreement provides that the Foundation may not:

     o    individually, or as part of a group, acquire beneficial ownership of any shares of WellPoint common stock or options to purchase shares of
          WellPoint common stock other than those shares issued to it in the
          Merger, unless it receives the shares in a stock split or other similar transaction,

     o    enter into any agreement with any person or entity to sell or purchase shares of WellPoint common stock, except in accordance with the Voting
          Trust Agreement and the Registration Rights Agreement,

     o    sell any of its shares of WellPoint common stock to a person or entity if the person or entity already owns, or would own as a result of the sale transaction, WellPoint common stock in excess of the ownership limit for the person or entity included in WellPoint's Restated
          Certificate of Incorporation,

     o    nominate any candidate to the WellPoint board of directors, or

     o    appoint any individual to fill a vacancy on the WellPoint board of directors.

     Divestiture Requirements

     The BCBSA requires its for-profit licensees to have limitations on the ownership of their stock in order to maintain independence from the control of any single shareholder or group of shareholders. The Foundation's ownership of approximately 6.7% of the outstanding shares of WellPoint common stock following the Merger would ordinarily exceed the ownership limitations required by the BCBSA. The BCBSA waived the ownership limitations for the Foundation provided the Foundation satisfies a number of conditions, including selling the shares of WellPoint common stock that it owns in the manner and within the time period described below.

     Divestiture Deadline

     The Foundation must sell its shares of WellPoint common stock so that it owns less than 5.0% of the outstanding shares of WellPoint common stock within one year following the effective date of the Merger.

     Extension of Divestiture Deadlines

                           Extension Sought by The Foundation

          In the event that the Foundation cannot meet the divestiture deadline, it may be able to obtain an extension if it receives BCBSA approval.
     Specifically, WellPoint must extend the divestiture deadline if:

          o    the Foundation makes a good faith and reasonable determination that compliance with the divestiture deadline would have a material adverse effect on the Foundation,

          o    the Foundation advises WellPoint of its determination and the reasons for the determination and makes a reasonable request for an extension of the divestiture deadline, and

          o    WellPoint receives written confirmation from the BCBSA that the
               Foundation's request for an extension of the divestiture deadline would not cause a violation of the license agreement between
               WellPoint and the BCBSA.

     Extension Sought by WellPoint

          Similarly, WellPoint can extend the divestiture deadline for the
     Foundation without a prior request by the Foundation. But again, the BCBSA must approve the extension. Specifically, WellPoint will extend the divestiture deadline if:

          o    WellPoint makes a good faith determination that compliance with the divestiture deadline would have a material adverse effect on
               WellPoint or any of its shareholders, other than the Foundation,
               and

          o    WellPoint receives written confirmation from the BCBSA that the extension of the divestiture deadline requested by WellPoint would not cause a violation of the license agreement between
               WellPoint and the BCBSA.

     Failure to Meet Divestiture Deadline

     If the Foundation fails to meet the divestiture deadline, WellPoint will arrange for the sale of those shares of WellPoint common stock that the
     Voting Trust Agreement required the Foundation to sell in a commercially reasonable manner under the circumstances and pay the proceeds received in the sale to the Foundation, after deducting the expenses incurred by
     WellPoint. The Foundation will pay the expenses of the sale. Until sold, the trustee of the voting trust will vote these shares of WellPoint common stock in the manner required under the Voting Trust Agreement, except that the trustee will vote these shares in the exact proportion that WellPoint shareholders vote all shares of WellPoint common stock not held in the voting trust on any change of control proposal approved by WellPoint's board of directors and submitted to shareholders for approval.

     Dividends

     The Foundation is entitled to receive all cash dividends paid on the shares of WellPoint common stock held in the voting trust, after the trustee deducts its fees and expenses. Any stock dividends paid on the shares of
     WellPoint common

     stock held in the voting trust will be subject to the voting trust as if originally deposited in the voting trust.

     Termination of Voting Trust Agreement

     The Voting Trust Agreement will terminate once the trustee receives notice from WellPoint and the Foundation that the Foundation owns less than 5% of the outstanding shares of WellPoint common stock. At that point, the restrictions and deadline in the Voting Trust Agreement will no longer apply, and the Foundation will have satisfied the divestiture deadline.

     Litigation

     In order to further ensure that WellPoint will remain independent from the
     Foundation after the Merger, the Foundation may not participate in litigation against WellPoint that challenges the ownership limitations and other provisions required by the BCBSA for its for-profit licensees.
     Specifically, the Foundation has agreed not to join as a party in any litigation that alleges that:

          o    a party may not enforce any provisions of the Voting Trust
               Agreement or WellPoint's Restated Certificate of Incorporation or
               Bylaws in accordance with their terms.

          o    the WellPoint board of directors should not enforce the
               provisions of WellPoint's Restated Certificate of Incorporation
               or Bylaws in any particular case or circumstances, or

          o    the Wellpoint board of directors should approve or abandon any proposal concerning a business combination involving WellPoint.

     Acquisition Proposals

          The Voting Trust Agreement provides that the Foundation may not solicit or encourage inquiries or proposals with respect to, or provide any confidential information to or have any discussions, meetings or other communications with, a person relating to a merger, tender offer or other business combination, involving WellPoint. However, the Foundation may:

          o    have discussions with the counter-party to a business combination transaction after the WellPoint board of directors submits the transaction to the WellPoint shareholders for approval, and

          o    have discussions with any person or entity concerning the sale of
               WellPoint common stock as permitted by the Voting Trust Agreement and the Registration Rights Agreement.

2.   Registration Rights Agreement.

     Pursuant to the Registration Rights Agreement, dated as of October 17,
     2001, by and between WellPoint and the Foundation (the "Registration Rights
     Agreement"), WellPoint is generally required to register with the
     Securities and Exchange Commission the Foundation's shares of WellPoint common stock for resale to the public over a period of time. The
     Registration Rights Agreement is attached hereto as Exhibit 2, and the general description of the Registration Rights

     Agreement set forth below is qualified by reference to the text of the
     Registration Rights Agreement.

     Purpose

          The Registration Rights Agreement gives the Foundation the right to require WellPoint to register with the Securities and Exchange Commission the Foundation's shares of WellPoint common stock for sale so that the
     Foundation may satisfy the divestiture deadline contained in the Voting
     Trust Agreement without having to rely on private or other nonregistered sales.

     Resale Registration Rights

          WellPoint agrees to register for resale on a registration form effective as of the effective time of the Merger all of the shares of
     WellPoint common stock received by the Foundation in the Merger. This right lasts for a period of 180 days. Such registration statement will also register hedging transactions made during such 180-day period by the counterparty to such hedging transactions.

     Piggy-Back Registration Rights

          In addition, the Registration Rights Agreement also permits the
     Foundation to "piggy-back" on any registrations made by WellPoint, other than a registration on Form S-4 or S-8. Specifically, the Registration
     Rights Agreement provides that whenever WellPoint proposes to file a registration statement for a public offering of shares of common stock, for its own account or for the account of another person or entity, other than a registration on Form S-4 or Form S-8, the Foundation has the right to have any or all of the shares of WellPoint common stock that it owns included among the securities WellPoint will register. WellPoint or the person or entity for whose account such offering is being made may determine in its sole discretion not to register or to delay the proposed offering.

          If the managing underwriter for an offering for which the Foundation requests piggy-back registration rights determines that marketing or other factors require a limitation on the number of shares of WellPoint common stock the parties can sell in the offering, then Wellpoint will have priority over the Foundation if WellPoint initiated such offering, and
     WellPoint is obligated only to include only that portion of its shares requested to be registered equal to (i) the ratio which the Foundation's requested shares bears to the total number of shares requested to be included in such registration statement by all other persons, other than those initiating such registration request, who have the contractual rights to be included in such registration multiplied by (ii) the total number of shares of the selling stockholders that the managing underwriter believes can be sold in such offering.

     Registration Expenses

                                       10

          WellPoint will pay all registration expenses in connection with the resale registration except for the Foundation's legal fees. The Foundation will pay its prorata share of all registration expenses in connection with a piggy-back registration, except for its legal fees which it will pay for the entire amount of such fees.

     Termination

          The Registration Rights Agreement will terminate at the earlier of (i)
     one year or (ii) the date on which the number of shares of WellPoint common stock owned by the Foundation, together with the number of shares of
     WellPoint common stock sold by the Foundation within the preceding three months, is less than the greater of (a) the amount set forth in Rule
     144(e)(1)(i) or (b) the amount set forth in Rule 144(e)(1)(ii).

3.   Restated Certificate of Incorporation.

As an owner of WellPoint common stock, the Foundation is subject to the provisions of WellPoint's Restated Certificate of Incorporation, including
Article IV and VII of such Certificate. WellPoint's Restated Certificate of
Incorporations is attached hereto as Exhibit 3, and the provisions of Articles
IV and VII of the Restated Certificate of Incorporation are incorporated herein by reference.

4.   Bylaws.

As an owner of WellPoint common stock, the Foundation is subject to the provisions of WellPoint's Bylaws. WellPoint's Bylaws are attached hereto as
Exhibit 4 and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

1.   Voting Trust Agreement dated as of January 31, 2002, by and among WellPoint
     Health Networks Inc., a Delaware corporation, The Missouri Foundation for
     Health, a Missouri nonprofit corporation, and Wilmington Trust Company, a
     Delaware banking corporation, as trustee.

2.   Registration Rights Agreement, dated as of October 17, 2001, by and between
     WellPoint Health Networks Inc., a Delaware corporation, and The Missouri
     Foundation for Health, a Missouri nonprofit corporation.

3.   Restated Certificate of Incorporation of WellPoint Health Networks Inc., a
     Delaware corporation (incorporated by reference to Exhibit 3.1 of WellPoint
     Health Network Inc.'s Current Report on Form 8-K filed on August 5, 1997).

4.   Bylaws of WellPoint Health Networks Inc., a Delaware corporation
     (incorporated by reference to Exhibit 4.2 of WellPoint Health Networks
     Inc.'s Registration Statement on Form S-8 (Registration No. 333-90791)).

                                       11

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      February 11, 2002
                                      -----------------------------------
                                      Date

                                      /s/ James R. Kimmey
                                      -----------------------------------
                                      Signature

                                      James R. Kimmey, Executive Director
                                      -----------------------------------
                                      Name/Title